                                                                  EXHIBIT (A)(1)

                                [LOGO] Captaris
                                         Business within your reach




           OFFER TO EXCHANGE OPTIONS UNDER THE CAPTARIS STOCK PLANS

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. PACIFIC STANDARD
              TIME ON JULY 10, 2001 UNLESS THE OFFER IS EXTENDED.

     Captaris, Inc. is offering to exchange certain outstanding options to purchase shares of our common stock granted under the Captaris, Inc. 1989 Restated Stock Option Plan (the "1989 Plan") having an exercise price greater than $10.00 per share ("eligible options") held by our current U.S. employees (except certain of our employees who, as of April 18, 2001 (the date of our 2001 proxy statement), were former officers of Captaris are not eligible to participate in this offer) for new options to be granted under the Captaris, Inc. 2000 Non-Officer Employee Stock Compensation Plan (the "NOE Plan,") or the 1989 Plan (together with the NOE Plan, the "Stock Plans"). Directors of Captaris, including our chief executive officer, are not eligible to participate in the offer. Due to differences in tax laws and securities regulations in other countries, we are also not extending the offer to our employees and officers outside the United States. We are making the offer upon the terms and subject to the conditions set forth in this offer to exchange and in the related election form (which, together with any amendments or supplements hereto or thereto, collectively constitute the "offer"). The number of shares of common stock subject to the new options to be granted to each option holder will be determined by application of the following exchange ratios, which are based on the exercise price of the respective eligible options tendered by such option holder and accepted for exchange, subject to any adjustments for stock splits, stock dividends and similar events:

   Exercise Price of Option         Number of Shares Subject to      Number of Shares Subject to
       to Be Exchanged                Option to Be Exchanged                 New Option
-----------------------------  ----------------------------------  --------------------------------
     $10.01 to $15.00                        2.0                                 1.0
     $15.01 to $20.00                        3.0                                 1.0
     $20.01 to $25.00                        4.0                                 1.0
      $25.01 or more                         5.0                                 1.0

     If the number of shares subject to your new option would not equal a whole number, we will round your new grant to the nearest whole number (rounding up for .50). If the total number of option shares you would receive under this offer based on these exchange ratios would be less than 250 shares, your new grant will be issued as an option to purchase 250 shares. We will grant the new options on the first business day after the exchange period expires. We expect to distribute new option agreements within two weeks after the exchange period expires. We will not accept partial tenders of eligible options. You must tender all or none of your eligible options in order to participate in this exchange.

     The offer is not conditioned on any minimum number of eligible options being exchanged. The offer, however, is subject to certain other conditions that we describe in Section 6.

     If you tender your eligible options for exchange as described in the offer, we will grant you new options under one of the Stock Plans and a new option letter agreement between you and us. To the extent possible, your new grant will be made under the NOE Plan; however, any officers of Captaris, who are not eligible to receive options under the NOE Plan, will receive grants under the 1989 Plan. The exercise price of the new options will be the lesser of (a) $3.00 or (b) the average of the high and low per share sales prices for the common stock as reported by Nasdaq on the day this offer expires. The new options, unlike the options you tender for exchange (which typically vest over four years, 25% after the first year and 1/48 each month thereafter), will vest over three years from the date we grant the new options under the following vesting schedule: 25% of each option will vest six months after the grant date and an additional 2.5% of the option will vest each month thereafter. All new options will be granted as nonqualified stock options. While the eligible options typically have a term of ten years, the new options will have a term of five years from the date of grant.

     ALTHOUGH OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR ELIGIBLE OPTIONS FOR EXCHANGE. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR ELIGIBLE OPTIONS.

     Shares of our common stock are traded on the Nasdaq National Market ("Nasdaq") under the ticker symbol "CAPA." On June 7, 2001, the last reported sales price of the common stock on Nasdaq was $2.99 per share. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR ELIGIBLE OPTIONS.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     You should direct questions about the offer or requests for assistance or for additional copies of this offer to exchange or the election form to either Jeffrey B. deCillia, Executive Vice President, Chief Financial Officer and Secretary, or Shan Koenig, Vice President of Human Resources, Captaris, Inc., 11410 N.E. 122nd Way, Kirkland, Washington 98034, (telephone: (425) 820-6000).

June 12, 2001

                                   CONTENTS

SUMMARY TERM SHEET.......................................................................................     1

INTRODUCTION.............................................................................................     9

THE OFFER................................................................................................    10
     1.   Number of Options; Expiration Date.............................................................    10
     2.   Purpose of the Offer...........................................................................    11
     3.   Procedures for Making an Election and Tendering Options........................................    12
     4.   Withdrawal Rights..............................................................................    13
     5.   Acceptance of Eligible Options for Exchange and Issuance of New Options........................    13
     6.   Conditions of the Offer........................................................................    14
     7.   Price Range of Common Stock Underlying the Options.............................................    16
     8.   Source and Amount of Consideration; Terms of New Options.......................................    16
     9.   Information Concerning Captaris, Inc...........................................................    21
     10.  Interests of Directors and Officers; Transactions and Arrangements Concerning the Options......    23
     11.  Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer............    25
     12.  Legal Matters; Regulatory Approvals............................................................    25
     13.  Material Federal Income Tax Consequences.......................................................    26
     14.  Extension of Offer; Termination; Amendment.....................................................    27
     15.  Fees and Expenses..............................................................................    28
     16.  Additional Information.........................................................................    29
     17.  Forward-Looking Statements; Miscellaneous......................................................    30

EXHIBIT A  Information Concerning the Directors and Executive Officers of Captaris, Inc..................   A-1

EXHIBIT B  Form of Letter Granting New Stock Options.....................................................   B-1

                              SUMMARY TERM SHEET

          We are offering to exchange certain stock options that are outstanding under the Captaris, Inc. 1989 Restated Stock Option Plan (the "1989 Plan") held by our current U.S. employees (except that this offer is not be available to certain employees who, as of April 18, 2001 (the date of our 2001 proxy statement), were former officers of Captaris) for new options we will grant under the Captaris, Inc. 2000 Non-Officer Employee Stock Compensation Plan (the "NOE Plan") and the 1989 Plan (together with the NOE Plan, the "Stock Plans"). Through a question and answer format, this Summary Term Sheet will explain to you the important terms of the offer. This explanation will assist you in deciding whether to tender your eligible options. This Summary Term Sheet serves only as an introduction, and we urge you to read carefully the remainder of this offer to exchange and the accompanying election form in order to fully educate yourself on the details of the offer. Cross-referenced text refers to sections within this offer to exchange, unless otherwise noted.

     Q:   What securities are we offering to exchange?

     A: We are offering to exchange all stock options outstanding under the 1989 Plan held by our current U.S. employees (except certain former officers as described below) with an exercise price greater than $10.00 per share. (Page 10)

     Q:   What is the purpose of the offer?

     A: Since we believe that providing employees and officers with the benefit of owning options that may increase in value over time creates performance incentives for such employees and thereby maximizes shareholder value, we felt it appropriate to offer this exchange program. Certain of our outstanding options, whether or not currently exercisable, have exercise prices significantly higher than the current market price of our common stock. As such, we believe these options are unlikely to be exercised in the foreseeable future. (Page
          11)

     Q:   What are the conditions of the offer?

     A: The offer is not conditioned on any minimum number of optionees tendering any minimum number of eligible options. The offer, however, is subject to a number of other conditions, including the conditions described in Section 6. (Page 14)

     Q: Are there any eligibility requirements I must satisfy in order to receive the new options?

     A: To receive a grant of new options pursuant to the offer and under the terms of the Stock Plans, you must be a U.S. employee of Captaris from June 12, 2001 through the date we grant the new options. This offer is not open to any of our directors, including our chief executive officer. In addition, those employees who, as of April 18, 2001, were former officers of Captaris are not eligible to participate in this exchange. (Page 10)

     Q: How many new options will I receive in exchange for my tendered options?

     A: On the first business day after the expiration of the offer, each eligible option that you tender will be replaced with a new option grant to purchase shares of our common stock. Each new option grant will be subject to the terms and conditions of the Stock Plan under which it is granted and a new option letter agreement between you and us. The option letter agreement will be in substantially the same form as the option letter agreement attached to this exchange offer as Exhibit B. The number of shares of common stock subject to the new stock option will be determined according to the following exchange ratios, which are based on the exercise price of the respective tendered options, subject to adjustments for any stock splits, stock dividends and similar events:

     Exercise Price of Option         Number of Shares Subject to      Number of Shares Subject to
         to Be Exchanged                Option to Be Exchanged                 New Option
-------------------------------   --------------------------------   --------------------------------
          $10.01 to $15.00                      2.0                              1.0
          $15.01 to $20.00                      3.0                              1.0
          $20.01 to $25.00                      4.0                              1.0
           $25.01 or more                       5.0                              1.0

          If the number of shares subject to your new option would not equal a whole number, we will round your new grant to the nearest whole number (rounding up for .50). In addition, if the number of shares subject to your new option would be less than 250 shares based on the tender of all your eligible options, your new option will be granted for 250 shares.

          Here are some examples:

          If you return an eligible option to purchase 2,000 shares of common stock at an exercise price of $26.00 per share, then you will receive a new option to purchase 400 shares of common stock (the greater of 250 or 1/5 of 2,000 shares) at the new exercise price per share. If you return an eligible option to purchase 1,000 shares of common stock at an exercise price of $26.00, then you will receive a new option to purchase 250 shares of common stock (the greater of 250 or 1/5 of 1000 shares).

          If you return an eligible option to purchase 2,000 shares of common stock at an exercise price of $23.00 per share, then you will receive a new option to purchase 50 shares of common stock (the greater of 250 shares or 1/4 of 2,00 shares, rounded to the nearest whole number) at the new exercise price per share. If you return an eligible option to purchase 500 shares of common stock at an exercise price of $23.00 per share, then you will receive a new option to purchase 250 shares of common stock (the greater of 250 shares or 1/4 of 500 shares).

          If you return an eligible option to purchase 2,000 shares of common stock at an exercise price of $18.50 per share, then you will receive a new option to purchase 667 shares of common stock (the greater of 250 shares or 1/3 of 2,000 shares, rounded to the nearest whole number) at the new exercise price per share. If you return an eligible option to purchase 500 shares of common stock at an exercise price of $18.50 per share, then you will receive a new option to purchase 250 shares of common stock (the greater of 250 shares or 1/3 of 500 shares).

          If you return an eligible option to purchase 2,000 shares of common stock at an exercise price of $12.50 per share, then you will receive a new option to purchase 1000 shares of common stock (the greater of 250 shares or 1/2 of 2,000 shares) at the new exercise price per share. If you return an eligible option to purchase 400 shares of common stock at an exercise price of $12.50, then you will receive a new option to purchase 250 shares of common stock (the greater of 250 shares or 1/2 of 400 shares).

          If you return an eligible option to purchase 2,000 shares of common stock at an exercise price of $26.00 per share and an eligible option to purchase 2,000 shares of common stock at $12.50 per share, you will receive a new option for 1,400 shares (the greater of 250 shares or the sum of 1/5 of 2,000 and 1/2 of 2000). If you return an eligible option to purchase 500 shares of common stock at $26.00 per share and an eligible option to purchase 400 shares of common stock at $12.50 per share, you will receive a new option to purchase 300 shares of common stock (the greater of 250 shares or the sum of 1/5 of 500 and 1/2 of 400). (Page 10)

     Q: If I choose to tender options for exchange, do I have to tender all my eligible options?

     A: Yes. If you choose to tender any of your eligible options, you must tender all of your eligible options with an exercise price greater than $10.00 per share. We will not accept partial tenders of options. (Page 10)

     Q:   When will I receive my new options?

     A: We will grant the new options on the first business day after the exchange period expires. We expect to distribute the new option agreements within two weeks after the exchange period expires. (Page
          13)

     Q:   What will be the exercise price of the new options?

     A: The exercise price of the new options will be the lesser of (a) $3.00 or (b) the average of the high and low per share sales prices for the common stock as reported by Nasdaq on the day this offer expires. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS. (Page 16)

     Q:   When will the new options vest?

     A: The new options, unlike the outstanding eligible options (which typically vest over four years, 25% after the first year and 1/48 each month thereafter), will vest over three years from the date we grant new options under the following vesting schedule: 25% of the options will vest on the date that is six months after the date of grant, and an additional 2.5% of the options will vest each month thereafter. No portion of the options we grant will be exercisable immediately, even if the options you tender for exchange are currently exercisable. The vesting schedule of the new options will not begin until the grant date of those options. Therefore, while the new options begin to vest six months after the grant date, you will lose the benefit of any vesting under options you tender in the offer. In the case of death, disability or termination without cause, or a corporate transaction, the new options will be exercisable as provided in the Stock Plan under which your new options are granted. (Page 16)

     Q:   When will the new options expire?

     A: Each new option will expire five years after its grant date, unless it is terminated earlier than that because, for example, the option holder leaves Captaris. (Page 16)

     Q: Will I have to wait longer to purchase common stock under my new options than I would under the options I exchange?

     A: Yes. Since any new options you receive will not be vested, you will lose the benefits of any vesting of the options that you tender in the offer, and the new options will not vest until six months after the date of the new grant. Accordingly, you will not be able to purchase any of our common stock upon exercise of the new options until approximately six months after the date the offer expires. However, the overall vesting period of your new options may be shorter than the vesting period of the options you tender in the offer, depending on the vesting schedule of your current options. (Page 16)

     Q: Will the terms of the new options be the same as the terms of the options tendered for exchange?

     A: No. All new options will be granted under the Stock Plans and pursuant to a new option letter agreement between you and us in substantially the same form as the option letter agreement attached to this offer as Exhibit B. If you are eligible to receive options under the NOE Plan, your new options will be issued under that plan regardless of the plan under which your cancelled options were issued. The term of the new options will be five years and the vesting schedule will be different, as discussed above. All new options will be granted as nonqualified stock options regardless of whether the options you tender for exchange were granted as incentive stock options or nonqualified stock options. (Page 16)

     Q:   Why can't Captaris just grant additional options to everyone?

     A: Because of the large number of options currently outstanding that have an exercise price significantly above our recent trading prices, a grant of new options in addition to these "underwater" options would have a severe negative impact on our dilution and outstanding shares.

     Q:   Will I have to pay taxes if I exchange my options in the offer?

     A: If you exchange your eligible options for new options, we believe you will not be required under current law to recognize income for federal income tax purposes at the time of exchange or at the time we grant new options to you.

          We recommend that you consult with your own tax advisor to determine the tax consequences of the tender of options under this offer and the receipt of a new option. (Page 26)

     Q: If my eligible options are incentive stock options, will my new options be incentive stock options?

     A: No. All new options granted in exchange for tendered options will be nonqualified stock options, regardless of whether your tendered options were incentive stock options or nonqualified stock options. (Page 26)

     Q: What are the differences between incentive stock options and nonqualified stock options?

     A: Income is not recognized on the date incentive stock options ("ISOs") are exercised. Furthermore, the entire gain recognized upon a subsequent sale or exchange of shares acquired on the exercise of an ISO is eligible for favorable capital gains tax treatment, provided the sale or exchange does not occur within two years from the date of grant, or within one year from the date of exercise, of the ISO. However, if you exchange ISOs pursuant to this offer, your new options will not be ISOs. Accordingly, you will recognize ordinary income on the date the new options are exercised in an amount equal to the difference between the exercise price of the new options and the fair market value of the acquired shares on the date of exercise. For a more detailed federal income tax discussion, see Section 13. (Page 26)

     Q: If I have incentive stock options, what happens if I elect not to exchange them in the offer?

     A: You will not be subject to current income tax if you do not elect to exchange your eligible incentive stock options for new options.

          We do not believe that our offer to you will change any of the terms of your eligible incentive stock options if you do not accept the offer. However, even if you decline the offer, the IRS may characterize our offer as a "modification" of your eligible incentive stock options, with the result that these options may be deemed to be cancelled and re-granted as new options on the date of the offer. In such a case, the new options would remain incentive stock options, except to the extent the deemed re-grant causes the value of the shares that become exercisable under these options in calendar year 2001 to exceed $100,000. Options deemed to be re-granted in excess of the $100,000 limitation will be treated as nonqualified stock options. In addition, a successful assertion by the IRS could extend the options' holding period necessary to qualify for favorable tax treatment. However, any assertion by the IRS, even if successful, will not affect the exercise price or vesting schedule of your stock options.

          We do not believe that any options you hold that are not eligible for exchange under the terms of this offer will be impacted by this offer. All terms of such noneligible options will remain the same and we do not believe that there will be any change in the tax treatment of those options as a result of this exchange.

          If you choose not to exchange your eligible options, we recommend that you consult with your own tax advisor to determine the tax consequences of the exercise and the sale of common stock that you will receive when you exercise those options. (Page 26)

     Q: How long do I have to decide whether to tender my options in the offer?

     A: Unless the offer is extended, you have until 5:00 p.m., Pacific Standard Time, on July 10, 2001 to tender options in the offer. We will exchange properly tendered and not withdrawn eligible options on the first business day following the expiration date if conditions to the offer are then met. If the conditions to our offer are not met on the expiration date, we may extend the offer. (Page 12)

     Q:   How will I be notified if the offer is extended?

     A: If the offer is extended past July 10, 2001, we will make a public announcement of the new expiration date. (Page 27)

     Q:   What do I need to do?

     A: Regardless of whether you accept or reject the offer, you must properly complete, sign and deliver the election form or a facsimile thereof to us at Captaris, Inc., 11410 N.E. 122nd Way, Kirkland, Washington 98034, Attn: Jeffrey B. deCillia, Executive Vice President, Chief Financial Officer and Secretary, (facsimile: (425) 814-4802), before 5:00 p.m., Pacific Standard Time, on July 10, 2001. If you accept the offer, you must also return your option letter agreement(s) or an affidavit of lost option letter agreement with respect to the options you are tendering for exchange. If we extend the offer beyond July 10, 2001, you must deliver these documents before the extended expiration date of the offer. (Page 12)

     Q:   During what period of time may I withdraw previously tendered options?

     A: You may withdraw your tendered options at any time before July 10, 2001. If we extend the offer beyond July 10, 2001, you may withdraw your tendered options at any time prior to the extended expiration date of the offer. To withdraw tendered options, you must deliver to us a written notice of withdrawal, or a facsimile thereof, with the required information while you still have the right to withdraw the tendered options. Once you have withdrawn options, you may re-tender options only by again following the delivery procedures described above. (Page 13)

     Q:   What do we and our board of directors think of the offer?

     A: Our board of directors approved the offer. However, neither we nor our board of directors makes any recommendation as to whether you should tender or refrain from tendering your options. You must make your own decision whether to tender your options.

     Q:   Who can I talk to if I have questions about the offer?

     A: If you have more questions about the offer or need additional assistance, you should contact one of the people listed below:


                 Jeffrey B. deCillia                                           Shan Koenig
     Executive Vice President, Chief Financial Officer              Vice President of Human Resources
                   and Secretary                                              Captaris, Inc.
                   Captaris, Inc.                                        11410 N.E. 122/nd/ Way
               11410 N.E. 122/nd/ Way                                   Kirkland, Washington 98034
             Kirkland, Washington 98034                                 (telephone: (425) 820-6000)
             (telephone: (425) 820-6000)

                                   IMPORTANT

     Regardless of whether you accept or reject the offer, you must properly complete, sign and deliver the election form or a facsimile thereof to us at Captaris, Inc., 11410 N.E. 122nd Way, Kirkland, Washington 98034, Attn: Jeffrey
B. deCillia, (facsimile: (425) 814-4802), before 5:00 p.m., Pacific Standard Time, on July 10, 2001. If you accept the offer, you must also return your option letter agreement(s) or an affidavit of lost option letter agreement with respect to the eligible options you tender for exchange.

     WE ARE NOT MAKING THE OFFER TO, NOR WILL WE ACCEPT ANY TENDER OF OPTIONS FROM OR ON BEHALF OF, OPTION HOLDERS IN ANY JURISDICTION IN WHICH THE OFFER OR THE ACCEPTANCE OF ANY TENDER OF OPTIONS WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. HOWEVER, WE MAY, AT OUR DISCRETION, TAKE ANY ACTIONS NECESSARY FOR US TO MAKE THE OFFER TO OPTION HOLDERS IN ANY SUCH JURISDICTION.

     TO PROPERLY TENDER OPTIONS, OPTION HOLDERS MUST VALIDLY COMPLETE THE ELECTION FORM AND RETURN THEIR OPTION LETTER AGREEMENT WITH RESPECT TO THOSE OPTIONS.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO EXCHANGE OR IN THE ELECTION FORM. IF MADE OR GIVEN, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY CAPTARIS.

                                 INTRODUCTION

     We are offering to exchange certain outstanding options to purchase shares of our common stock granted under the Captaris, Inc. 1989 Restated Stock Option Plan (the "1989 Plan") held by our current U.S. employees (except that this offer is not open to those employees who, as of April 18, 2001 (the date of our 2001 proxy statement), were former officers of Captaris) and having an exercise price greater than $10.00 per share for new options we will grant under the Captaris, Inc. 2000 Non-Officer Employee Stock Compensation Plan (the "NOE Plan") or the 1989 Plan (together with the NOE Plan, the "Stock Plans") Directors of Captaris, including our chief executive officer, are not eligible to participate in the exchange. In addition, due to differences in tax laws and securities regulations in other countries, we are not extending the offer to our employees and officers outside the United States. We are making the offer upon the terms and subject to the conditions set forth in this offer to exchange and in the related election form (which, together with any amendments or supplements hereto or thereto, collectively constitute the "offer"). The number of shares of common stock subject to the new options to be granted to each option holder will be determined by application of the following exchange ratios, which are based on the exercise price of the respective eligible options, subject to any adjustments for stock splits, stock dividends and similar events:

 Exercise Price of Option  Number of Shares Subject to  Number of Shares Subject
     to Be Exchanged         Option to Be Exchanged            to New Option
 ------------------------  ---------------------------  ------------------------

     $10.01 to $15.00                 2.0                            1.0

     $15.01 to $20.00                 3.0                            1.0

     $20.01 to $25.00                 4.0                            1.0

      $25.01 or more                  5.0                            1.0


     If the number of shares subject to your new option would not equal a whole number, we will round your new grant to the nearest whole number (rounding up for .50). The minimum number of options we will grant to you under this exchange is 250 shares; if your new option would be for fewer than 250 shares based on the above exchange ratios, you will receive a new option to purchase 250 shares in exchange for your tendered eligible options. We will grant the new options on the first business day after this exchange offer expires. We will not accept partial tenders of eligible options. You must tender all or none of your eligible options in order to participate in this exchange.

     The offer is not conditioned on any minimum number of eligible options being exchanged. The offer, however, is subject to a number of other conditions, including the conditions described in Section 6.

     If you tender your options for exchange, we will grant you new options under one of the Stock Plans (as described below) and a new option letter agreement between you and us. The exercise price of the new options will be the lesser of (a) $3.00 or (b) the average of the high and low per share sales prices of our common stock as reported by Nasdaq on the day this offer expires. The new options, unlike the options you tender for exchange (which typically vest over four years, 25% after the first year and 1/48 each month thereafter), will vest over three years from the date we grant the new option under the following vesting schedule: 25% of the option will vest on the date that is six months after the date of grant, and an additional 2.5% of the option will vest each month thereafter. To the extent possible, all new options will be granted under the NOE Plan; however, if you are an officer of Captaris and therefore not eligible to receive grants under the NOE Plan, your new grant will be made under the 1989 Plan.

     As of June 5, 2001, options to purchase 9,181,748 shares of our common stock were issued and outstanding under the Stock Plans and under nonplan stock option letter agreements, of which options to purchase 3,585,635 shares of our common stock, constituting 39.1% of the total outstanding options, are eligible to be exchanged in the offer.

                                   THE OFFER

1.   Number of Options; Expiration Date

     Upon the terms and subject to the conditions of the offer, we will exchange for new options to purchase common stock under the Stock Plans eligible options under the 1989 Plan held by our current U.S. employees (except that this offer will not be open to employees who, as of April 18, 2001, were former officers of Captaris), with an exercise price greater than $10.00 per share that are properly tendered and not validly withdrawn in accordance with Section 4 before the "expiration date," as defined below. Directors of Captaris, including our chief executive officer, are not eligible to participate in this exchange. In addition, due to differences in tax law and securities regulations in other countries, the offer is not open to our non-U.S. employees or officers. We will not accept partial tenders of eligible options. You must tender all or none of your eligible options.

     If your eligible options are properly tendered and accepted for exchange, you will be entitled to receive new options to purchase the number of shares of our common stock determined by application of the exchange ratios as set forth below, subject to adjustments for any stock splits, stock dividends and similar events:

 Exercise Price of Option  Number of Shares Subject to  Number of Shares Subject
     to Be Exchanged          Option to Be Exchanged          to New Option
 ------------------------  ---------------------------  ------------------------

     $10.01 to $15.00                  2.0                          1.0

     $15.01 to $20.00                  3.0                          1.0

     $20.01 to $25.00                  4.0                          1.0

     $25.01 or more                    5.0                          1.0

     If the number of shares subject to your new option would not equal a whole number, we will round your new grant to the nearest whole number (rounding up for .50). The minimum number of options we will grant to you under this exchange is 250 shares; if your new option would be for fewer than 250 shares based on the above exchange ratios, you will receive a new option to purchase 250 shares in exchange for your tendered eligible options. All new options will be subject to the terms of the Stock Plan under which it is granted and a new option letter agreement between you and us. IF YOU ARE NOT AN EMPLOYEE OF CAPTARIS OR ONE OF ITS SUBSIDIARIES ON THE DATE WE GRANT NEW OPTIONS, YOU WILL NOT BE ELIGIBLE TO PARTICIPATE IN THIS EXCHANGE.

     The term "expiration date" means 5:00 p.m. Pacific Standard Time on July 10, 2001, unless and until we, in our sole discretion, have extended the period during which the offer is open, in which event the term "expiration date" refers to the latest time and date at which the offer, as so extended, expires. See
Section 14 for a description of our rights to extend, delay, terminate or amend the offer.

2.   Purpose of the Offer

     We issued the outstanding eligible options for the following purposes:

     . to enhance the long-term profitability and shareholder value of Captaris, Inc. by offering incentives and rewards to those employees who are key to our growth and success and

     . to encourage our employees to continue their employment with us.

     Since we believe that providing employees with the benefit of owning options that may increase in value over time creates performance incentives for such employees and thereby maximizes shareholder value, we felt it appropriate to offer this exchange program. Many of our outstanding options, whether or not currently exercisable, have exercise prices significantly higher than the current market price of our common stock. As such, we believe these options are unlikely to be exercised in the foreseeable future.

     Subject to the foregoing, and except as otherwise disclosed in this offer to exchange or in our filings with the SEC, we presently have no plans or proposals that relate to or would result in:

     (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or our subsidiaries;

     (b) any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

     (c) any material change in our present dividend rate or policy, or our indebtedness or capitalization;

     (d) any material change in our present board of directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer's material terms of employment;

     (e) any other material change in our corporate structure or business;

     (f) our common stock not being authorized for listing on a national securities exchange;

     (g) our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934;

     (h) the suspension of our obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act;

     (i) the acquisition by any person of any of our securities or the disposition by any person of any of our securities, other than in connection with the option plan; or

     (j) any change to our articles of incorporation or bylaws, or any action that may impede the acquisition of control of us by any person.

     In August 2000, the board of directors authorized us to repurchase up to $15 million of our common stock in the open market. The timing and size of repurchases, if any, are subject to market conditions, stock prices and our cash position and requirements going forward. We do not intend to make any purchases under this program during the time this tender offer is outstanding.

     Neither we nor our board of directors makes any recommendation as to whether you should tender your options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all the information in this offer to exchange and to consult your own investment and tax advisors. You must make your own decision whether to tender your eligible options for exchange.

3.   Procedures for Making an Election and Tendering Options

     Proper Election and Tender of Options. Regardless of whether you accept or reject the offer, you must properly complete, sign and deliver the election form or a facsimile thereof to us at Captaris, Inc., 11410 N.E. 122nd Way, Kirkland, Washington 98034, Attn: Jeffrey B. deCillia, Executive Vice President, Chief Financial Officer and Secretary, (facsimile: (425) 814-4802), before 5:00 P.M., Pacific Standard Time, on July 10, 2001. If you accept the offer, you must also return your option letter agreement(s) or an affidavit of lost option letter agreement, with respect to the eligible options you are tendering for exchange. If we extend the offer beyond July 10, 2001, you must deliver these documents before the extended expiration date of the offer.

     THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING ELECTION FORMS AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE CHOICE AND RISK OF THE TENDERING OPTION HOLDER. IF DELIVERY IS BY MAIL, WE RECOMMEND REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our sole discretion, all questions as to form of documents and the validity, form and eligibility, including time of receipt and acceptance, of any tender of eligible options. Our determination of these matters will be final and binding on all parties. We reserve the absolute right to reject any and all tenders that we determine to not be in final form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely tendered eligible options that are not validly withdrawn. We also reserve the absolute right to waive any condition of the offer or to waive any defect or irregularity in any tender with respect to any particular eligible options or any particular option holder, whether or not similar defects or irregularities are waived in the case of other option holders. No tender of eligible options will be deemed to have been validly made until all defects and irregularities have been cured or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders or will incur any liability for failure to give any such notice.

     Our Acceptance Constitutes an Agreement. Your tender of eligible options pursuant to the procedures described above will constitute your acceptance of the terms and conditions of the offer. OUR ACCEPTANCE FOR EXCHANGE OF YOUR ELIGIBLE OPTIONS TENDERED BY YOU PURSUANT TO THE OFFER WILL CONSTITUTE A BINDING AGREEMENT BETWEEN US AND YOU UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER.

     Subject to our rights to extend, terminate or amend the offer, we currently expect that we will accept promptly following the expiration of the offer all properly tendered eligible options that have not been validly withdrawn.

4.   Withdrawal Rights

     You may withdraw your tendered eligible options only in accordance with the provisions of this Section 4.

     You may withdraw your tendered eligible options at any time before the expiration date. If we extend the offer beyond that time, you may withdraw your tendered eligible options at any time until the extended expiration date of the offer. In addition, unless we accept your tendered eligible options for exchange before 12:00 midnight, Pacific Standard Time, on August 7, 2001, you may withdraw your tendered eligible options at any time after 12:00 midnight, Pacific Standard Time, on August 7, 2001.

     To validly withdraw tendered eligible options, an option holder must deliver to us at the address set forth on the back page of this offer to exchange a written notice of withdrawal, or a facsimile thereof, with the required information, while the option holder still has the right to withdraw the tendered eligible options. The notice of withdrawal must specify the name of the option holder who tendered eligible options to be withdrawn and clearly indicate that the option holder seeks to withdraw the eligible options. Note that partial tenders will not be accepted in the offer. Thus, you may not withdraw only part of your tendered eligible options. You must withdraw as to all or none of your tendered eligible options.

     You may not rescind any withdrawal. Withdrawn eligible options will thereafter be deemed not properly tendered for purposes of the offer, unless you properly re-tender those eligible options before the expiration date by following the procedures described in Section 3.

     Neither we nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, and or will incur any liability for failure to give any such notice. We will determine, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

5.   Acceptance of Eligible Options for Exchange and Issuance of New Options

     Upon the terms and subject to the conditions of the offer, on the first business day following the expiration date, we will accept for exchange and cancel eligible options properly tendered and not validly withdrawn before the expiration date. If your properly tendered eligible options are accepted for exchange on July 11, 2001, the first business day following the scheduled expiration date of the offer, you will be granted new options on that day. The exercise price of the new options will be the lesser of (a) $3.00 or (b) the average of the high and low per share sales prices for the common stock as reported by Nasdaq on the day this offer expires.

     Your new options will entitle you to purchase the number of shares of our common stock determined by application of the following exchange ratios, which are based on the exercise price of the respective eligible option tendered for exchange, subject to any adjustments for stock splits, stock dividends and similar events:

 Exercise Price of Option  Number of Shares Subject to  Number of Shares Subject
     to Be Exchanged         Option to Be Exchanged           to New Option
 ------------------------  ---------------------------  ------------------------

     $10.01 to $15.00                2.0                             1.0

     $15.01 to $20.00                3.0                             1.0

     $20.01 to $25.00                4.0                             1.0

      $25.01 or more                 5.0                             1.0

     If the number of shares subject to your new option would not equal a whole number, we will round your new grant to the nearest whole number (rounding up for .50). The minimum number of options we will grant to you under this exchange is 250 shares; if your new option would be for fewer than 250 shares based on the above exchange ratios, you will receive a new option to purchase 250 shares in exchange for your tendered eligible options.

     IF YOU ARE NOT AN EMPLOYEE OF CAPTARIS OR ONE OF ITS SUBSIDIARIES ON THE DATE WE GRANT NEW OPTIONS, YOU WILL NOT BE ELIGIBLE TO PARTICIPATE IN THIS EXCHANGE.

     For purposes of the offer, we will be deemed to have accepted for exchange eligible options that are validly tendered and not properly withdrawn when we give oral or written notice to the options holders of our acceptance for exchange of such eligible options, which may be by press release. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept all properly tendered eligible options that are not validly withdrawn on the first business day following the expiration date. Promptly after we accept tendered eligible options for exchange, we will send each tendering option holder a letter indicating the number of shares that will be subject to the new options. We expect to distribute new option letter agreements within two weeks after the exchange period expires.

6.   Conditions of the Offer

     Notwithstanding any other provision of the offer, we will not be required to accept any options for exchange, and we may terminate or amend the offer and may postpone our acceptance and cancellation of any eligible options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time on or after June 12, 2001 and prior to the expiration date, we determine that any of the following events has occurred, and in our reasonable judgment, the occurrence of the event makes it inadvisable for us to proceed with the offer or to accept and cancel eligible options tendered to us:

     a. there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the offer, the acquisition of some or all of the tendered eligible options pursuant to the offer, the issuance of new options or otherwise relates in any manner to the offer or (ii) in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Captaris and its subsidiaries or otherwise materially impair in any way the contemplated future conduct of our business or the business of our subsidiaries or materially impair the contemplated benefits of the offer to us;

     b. there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or to Captaris or any of its subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly (i) make the acceptance for exchange of, or issuance of new options for, some or all of the tendered eligible options illegal or otherwise restrict or prohibit consummation of the offer or otherwise relate in any manner to the offer, (ii) delay or restrict our ability, or render us unable to accept for exchange, or issue new options for, some or all of the tendered eligible options, (iii) materially impair the contemplated benefits of the offer to us, or (iv) materially and adversely affect the business, condition (financial or other), income, operations or prospects of Captaris or our subsidiaries or otherwise materially impair in any way the contemplated future conduct of our business or the business of our subsidiaries or materially affect the contemplated benefits of the offer to us;

     c. there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, or (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States;

     d. a tender or exchange offer for any or all of our common stock, or any merger, business combination or other similar transaction proposal involving us, shall have been proposed, announced or made by any person;

     e. (i) any entity, person or "group" (as that term is used in Section 13(d)(3) of the Securities Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock (other than any such entity, person or group who has filed a Schedule 13D or Schedule 13G with the SEC on or before June 11, 2001), (ii) any such entity, person or group who has filed a Schedule 13D or Schedule 13G with the SEC on or before the expiration date shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock, or (iii) any entity, person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our assets or securities; or

     f. any change or changes shall have occurred in the business, financial condition, assets, income, operations, prospects or stock ownership of Captaris or its subsidiaries that, in our reasonable judgment, are or may have a material adverse significance to Captaris or its subsidiaries.

     The conditions to the offer are for our sole benefit, and we may assert them before the expiration date regardless of the circumstances giving rise to any such condition. However, we may waive these conditions and our right to assert them in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such right; the waiver of any such right shall not be deemed a waiver of any other right; and each such right shall be deemed an ongoing right that may be asserted or waived at any time before the expiration date.

7.   Price Range of Common Stock Underlying the Options

     Our common stock has been traded on the Nasdaq National Market under the symbol "CAPA" since April 9, 2001, and prior to that was traded on Nasdaq under the symbol "AVTC" since December 8, 1994, the date of our initial public offering. The following table sets forth for the periods indicated the high and low closing sales prices for our common stock as reported by Nasdaq.

                                             High           Low
      1999
      First Quarter...................      $14.875       $10.500
      Second Quarter..................      $18.938       $ 9.438
      Third Quarter...................      $19.500       $13.094
      Fourth Quarter..................      $23.500       $13.344

      2000
      First Quarter...................      $33.250       $11.063
      Second Quarter..................      $12.125       $ 6.125
      Third Quarter...................      $ 7.063       $ 4.938
      Fourth Quarter..................      $ 6.500       $ 4.625

      2001
      First Quarter...................      $ 7.063       $ 2.813
      Second Quarter (as of June 7)...      $ 3.350       $ 1.750

     On June 7, 2001, the last reported sales price per share of our common stock as reported by Nasdaq was $2.99 per share.

8.   Source and Amount of Consideration; Terms of New Options

     Consideration. We will issue new options to purchase common stock under the Stock Plans in exchange for eligible options under the 1989 Plan held by our current U.S. employees (except that this offer is not open to employees who, as of April 18, 2001, were former officers of Captaris), with an exercise price greater than $10.00 per share that are properly tendered and accepted for exchange by us. We will grant the new options on the date we cancel the eligible options accepted for exchange. The number of shares of common stock subject to the new options to be granted to each option holder will be determined by the application of the following exchange ratios, which are based on the exercise price of the respective eligible option tendered by such option holder and accepted for exchange, subject to any adjustments for stock splits, stock dividends or similar events:

 Exercise Price of Option  Number of Shares Subject to  Number of Shares Subject
     to Be Exchanged          Option to Be Exchanged           to New Option
 ------------------------  ---------------------------  ------------------------

     $10.01 to $15.00                  2.0                         1.0

     $15.01 to $20.00                  3.0                         1.0

     $20.01 to $25.00                  4.0                         1.0

     $25.01 or more                    5.0                         1.0

     If the number of shares subject to your new option would not equal a whole number, we will round your new grant to the nearest whole number (rounding up for .50). The minimum number of options we will grant to you under this exchange is 250 shares; if your new option would be for fewer than 250 shares based on the above exchange ratios, you will receive a new option to purchase 250 shares in exchange for your tendered eligible options. If we receive and accept tenders of all eligible options under the 1989 Plan that are subject to the offer, we will grant new options to purchase a total of 1,482,783 shares of our common stock. The common stock issuable upon exercise of the new options will equal approximately 4.6% of the total shares of our common stock outstanding as of June 5, 2001.

     Terms of New Options. The new options will be issued under the Stock Plans and a new option letter agreement will be granted between us and each option holder who has tendered options that we have accepted for exchange. To the extent possible, the new grants will be made under the NOE Plan. Except with respect to the number of shares, exercise price, term of the option and vesting schedule and as otherwise specified in the offer, the terms and conditions of the new options will be substantially the same as the terms and conditions of the eligible options tendered for exchange. In addition, all new options granted pursuant to this exchange offer will be nonqualified stock options, regardless of whether the tendered eligible options are incentive stock options or nonqualified stock options. The following description summarizes the material terms of each of the Stock Plans and the options granted under such plans.

     Description of 1989 Restated Stock Option Plan

     General. The number of shares of common stock subject to the 1989 Plan is 12,900,000. Any unpurchased shares of common stock subject to awards granted under the 1989 Plan that expire or terminate without shares of common stock having been issued in connection therewith may be used for subsequent grants under the 1989 Plan. The 1989 Plan permits the granting of options intended to qualify as ISOs under the Internal Revenue Code and the granting of options that do not qualify as incentive stock options ("NSOs").

     Administration. The 1989 Plan is administered by a compensation committee of our board of directors that has been authorized by the board of directors to do so. All members of the compensation committee serve for such terms as the board of directors determines and are appointed and may be removed by the board of directors. The compensation committee is authorized to administer and interpret the 1989 Plan, subject to its express provisions, and to make all determinations in connection with the administration of the 1989 Plan and options granted thereunder as it may deem necessary or advisable.

     Term. Subject to restrictions with respect to granting ISOs to 10% shareholders, the compensation committee will establish the term of each option, or, if not so established, the term will be 10 years from the date of grant.
For the current exchange offer, all new options will have a term of five years.

     Exercise Price. Options granted under the 1989 Plan may be ISOs or NSOs; however, all options granted in this exchange will be NSOs. The exercise price for each option granted under the 1989 Plan will be determined by the compensation committee, but the exercise prices of ISOs must be equal to or greater than the fair market value of our common stock on the date of grant (or 110% of the fair market value in the case of employees who hold 10% or more of the voting power of our common stock). The exercise prices of nonqualified stock options may be less than the fair market value of our common stock on the date of grant.

     The exercise price of the new options will be the lesser of (a) $3.00 or
(b) the average of the high and low per share sales prices for the common stock as reported by Nasdaq on the day this offer expires. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR ELIGIBLE OPTIONS.

     Vesting and Exercise. The new options, unlike the outstanding eligible options (which typically vest over four years, 25% after the first year from the date of grant and an additional 2.0833% after each month thereafter), will vest over three years from the date we grant the new option under the following vesting schedule: 25% after six months and an additional 2.5% each month thereafter. The vesting schedule of the new options will not begin until the grant date of those options. After the date of grant of the new options, the compensation committee will determine the circumstances under which the new option will be exercisable in the event the optionee ceases to provide services to us or one of our subsidiaries. If not so established, the new option generally will be exercisable for 12 months following termination of the optionee's relationship with us for death or disability and for three months following the optionee's termination of employment with us for other reasons.
An option will terminate immediately if the optionee's services are terminated for cause, as defined in the 1989 Plan.

     Payment of Exercise Price. The exercise price may be paid to Captaris in cash or, at the discretion of the compensation committee, by delivery of common stock already owned by the optionee for a period of at least six months (valued at its fair market value at the time of exercise), a full-recourse promissory note, or an exercise notice accompanied by irrevocable instructions to a broker to deliver sale or loan proceeds to Captaris.

     Transferability. Except as expressly allowed by the compensation committee for NSOs, options are nontransferable except by will or the laws of descent and distribution and, during the optionee's lifetime, may be exercised only by the optionee. To the extent permitted by the compensation committee and applicable law, an optionee may assign or transfer an NSO, but such option transfer will remain subject to the terms and conditions of the option letter agreement for those options.

     Termination of Employment. IF YOU ARE NOT AN EMPLOYEE OF CAPTARIS OR ONE OF ITS SUBSIDIARIES ON THE DATE WE GRANT NEW OPTIONS, YOU WILL NOT BE ELIGIBLE TO PARTICIPATE IN THE OFFER. This means that if you die or quit, with or without reason, or we terminate your employment, with or without cause, prior to the date we grant the new options, you will not be able to receive the benefits of this exchange.

     Termination. Our board of directors may terminate, suspend or amend the 1989 Plan, subject to shareholder approval in certain instances, as set forth in the 1989 Plan. No ISOs may be granted under the 1989 Plan more than 10 years after the date of the last amendment adopted by the board of directors and the shareholders of the company that for tax purposes is deemed to be the adoption of a new plan.

     Registration of Option Shares. We are not obligated to register for offering or resale under the Securities Act, or register or qualify under any state securities laws, any shares of our common stock or any security or interest in a security paid or issued under, or created by, the 1989 Plan. We may issue certificates for shares with such legends and subject to such restrictions on transfer and stop-transfer instructions as our counsel deems necessary or desirable for our compliance with federal and state securities laws.

     Effect of Corporate Transaction. In the event of certain mergers, acquisitions, consolidations, reorganizations or a sale of substantially all our assets or a liquidation, each option that is at the time outstanding will be accelerated and will become fully vested upon the change of control, unless our outside accountants determine that such acceleration would render unavailable "pooling of interests" accounting treatment for any merger, consolidation or reorganization for which pooling of interests accounting treatment is sought by us.

     Federal Income Tax Consequences. You should refer to Section 13 for a discussion of the U.S. federal income tax consequences of the new options, as well as the federal income tax consequences of participating in the offer.

     Description of Captaris's 2000 Non-Officer Employee Stock Compensation Plan

     General. The number of shares of common stock subject to the NOE Plan is 5,000,000. The NOE Plan permits the granting of options that are not intended to qualify as incentive stock options (NSOs).

     Administration. The NOE Plan is currently administered by a committee or committees of the board of directors (the "Plan Administrator") that has been authorized by the board of directors to do so. All members of the Plan Administrator serve for such terms as the board of directors determines and are appointed and may be removed by the board of directors. The Plan Administrator is authorized to administer and interpret the NOE Plan, subject to its express provisions, and to make all determinations necessary or advisable for the administration of the NOE Plan.

     Term. The term of each option will be established by the Plan Administrator or, if not so established, will be 10 years from the date of grant. For the current exchange offer, all new options will have a term of five years.

     Exercise Price. Options granted under the NOE Plan must be NSOs. The option price for each option granted under the NOE Plan will be determined by the Plan Administrator.

     The exercise price of the new options will be the lesser of (a) $3.00 or
(b) the average of the high and low per share sales prices for the common stock as reported by Nasdaq on the day this offer expires. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR ELIGIBLE OPTIONS.

     For purposes of the NOE Plan, "fair market value" means the average of the high and low per share sales prices for the common stock as reported by Nasdaq on the day the option is granted. If no common stock was traded on such day, fair market value will be determined on the last preceding day on which the common stock is traded.

     Vesting and Exercise. The new options, unlike the outstanding eligible options (which typically vest over four years, 25% after the first year and an additional 1/48 after each month thereafter), will vest over three years from the date we grant the new options under the following vesting schedule: 25% of the option will vest on the day that is six months after the date of the new grant, and an additional 2.5% will vest each month thereafter. The letter agreement for the new options will reflect this new vesting schedule. After the date of grant of the new options, the Plan Administrator will determine the circumstances under which the new option will be exercisable in the event the optionee ceases to provide services to us or one of our subsidiaries. If not so established, the new option generally will be exercisable for one year after termination of services as a result of disability or death and for three months after all other terminations. An option will immediately terminate if the optionee's services are terminated for cause, as defined in the NOE Plan.

     Payment of Exercise Price. The exercise price for shares purchased under options must be paid in cash or by check, except that the Plan Administrator may authorize payment in cash and/or already owned common stock, a full-recourse promissory note, delivery of a properly executed exercise notice, together with irrevocable instructions to a broker, or such other consideration as the Plan Administrator may specify. The optionee must pay us applicable withholding taxes upon exercise of the option as a condition to receiving the stock certificates.

     Transferability. No option will be assignable or otherwise transferable by the optionee other than by will or the laws of descent and distribution and, during the optionee's lifetime, may be exercised only by the optionee. To the extent permitted by the Plan Administrator and applicable law, an optionee may assign or transfer an option granted under the NOE Plan, but such option transfer will remain subject to the terms and conditions of the option letter agreement for that option.

     Termination of Employment. IF YOU ARE NOT AN EMPLOYEE OF CAPTARIS OR ONE OF ITS SUBSIDIARIES ON THE DATE WE GRANT NEW OPTIONS, YOU WILL NOT BE ELIGIBLE TO PARTICIPATE IN THE OFFER. This means that if you die or quit, with or without reason, or we terminate your employment, with or without cause, prior to the date we grant the new options, you will not receive the benefit of this exchange.

     Termination. Our board of directors may terminate, modify or amend the NOE Plan, subject to shareholder approval in certain instances, as set forth in the NOE Plan.

     Registration of Option Shares. We are not obligated to register for offering or resale under the Securities Act, or register or qualify under any state securities laws, any shares of our common stock or any security or interest in a security paid or issued under, or created by, the NOE Plan. We may issue certificates for shares with such legends and subject to such restrictions on transfer and stop-transfer instructions as our counsel deems necessary or desirable for our compliance with federal and state securities laws.

     Effect of Corporate Transactions. Unless individual letter agreements provide otherwise, if a corporate transaction specified in the NOE Plan, such as a merger or sale of Captaris, occurs, each outstanding option under the NOE Plan will be assumed, continued or replaced with a comparable award by the successor corporation or the parent of the successor corporation; except, that if a successor corporation refuses to assume, continue or replace outstanding options, each outstanding option will automatically accelerate and become 100% vested and exercisable immediately before the corporate transactions.

     Federal Income Tax Consequences. You should refer to Section 13 for a discussion of the U.S. federal income tax consequences of the new options, as well as the federal income tax consequences of participating in the offer.

9.   Information Concerning Captaris, Inc.

     General. We are a Washington corporation with our principal executive offices located at 11410 N.E. 122/nd/ Way, Kirkland, Washington 98034. Our telephone number at this address is (425) 820-6000. Captaris is a leading provider of unified communications and mobile business solutions that allow companies to improve business communications with customers, partners and employees. Our products provide access to and control of critical business information from almost any communications device and enhance communications workflow by improving the way in which company stakeholders exchange information. We specialize in developing and marketing CallXpress unified messaging, RightFax fax and communications servers, MediaLinq electronic document delivery services and Infinite Mobile Delivery Products. Founded in 1982, Captaris is publicly traded on the Nasdaq National Market under the symbol CAPA, and its home page can be found on the Internet at www.captaris.com.

     Financial Information. Set forth below is certain summary financial information relating to us for the periods indicated. The summary financial information (other than ratio of earnings to fixed charges and book value per share) set forth below for the years ended December 31, 2000 and 1999 has been derived from the audited financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2000 (the "Form 10-K"). More comprehensive financial information is included in the Form 10-K and other documents we have filed with the SEC. The financial information that follows is qualified in its entirety by reference to such reports and other documents, including the financial statements and related notes contained therein. Our Form 10-K and other such documents may be examined and copies may be obtained from the offices of the SEC in the manner set forth below in Section 16.

                              Summary Financial Information

                                                           December 31,
                                       -------------------------------------------------
                                                     1999                      2000
                                       ------------------------   ----------------------
                                                           (in thousands)
Balance Sheet Data:
   Current assets......................           $     105,729             $    115,560
   Noncurrent assets...................                  15,980                   14,684
   Current liabilities.................                  19,504                   17,243
   Noncurrent liabilities..............                      --                       --
   Minority interests..................                      --                       --
   Redeemable preferred stock..........                      --                       --
   Book value per share................                    3.34                     3.68

                                                               Years ended December 31,
                                                  ---------------------------------------------------
                                                            1999                       2000
                                                  -----------------------    ------------------------
                                                           (in thousands, except per share)
Statement of Operations Data:
   Total operating revenues.....................        $       130,224             $        100,537
   Operating expenses...........................                 57,848                       56,991
   Income from operations.......................                 27,418                       10,139
   Net income...................................                 17,855                       10,696
   Preferred stock dividends....................                    N/A                          N/A
   Net income to common shareholders............                 17,855                       10,696
   Net income per common share--basic...........                   0.60                         0.35
   Net income per common share--diluted.........                   0.56                         0.33

                                Ratio of Earnings to Fixed Charges

     The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings. Earnings is defined as pretax income, plus fixed charges reduced by interest capitalized during the period. Fixed charges is defined as the total of interest expense whether expensed or capitalized and amortization of financing costs, and the estimated interest component of rental expense.




                                                                        December 31,
                                                  ------------------------------------------------------
                                                             1999                          2000
                                                  ------------------------------------------------------
                                                                        (in thousands)
Net income before losses from equity
 investees and extraordinary item............              $        17,855                 $      10,696
                                                  ------------------------    --------------------------
Fixed Charges:
  Interest expense and amortization of debt
   issuance costs and discounts on all
   indebtedness..............................                           --                            --
  Interest portion of rent expense...........                          718                           747
                                                  ------------------------    --------------------------

Total fixed charges..........................                          718                           747
                                                  ------------------------    --------------------------

Earnings before extraordinary item and fixed
  changes....................................                       30,129                        16,529

                                                  ========================    ==========================

Ratio of earnings to fixed charges...........                        41.96                         22.13
                                                  ========================    ==========================



     The financial information included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, particularly pages 12 through 16 and 23 through 39, and our Quarterly

Report on Form 10-Q for the fiscal quarter ended March 31, 2001 is incorporated herein by reference. See Section 16 of this offer to exchange for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options

     A list of our directors and executive officers is attached to this offer to exchange as Exhibit A. As of June 5, 2001, our executive officers and non-employee directors as a group held options outstanding under the Stock Plans or pursuant to nonplan stock option letter agreements to purchase a total of 3,239,258 shares of our common stock, which represented approximately 35.3% of the shares subject to all options outstanding under the Stock Plans or pursuant to nonplan stock option letter agreements as of that date. Our executive officers who are eligible to participate in the exchange have informed us that they intend to participate in the offer. Our directors, including our chief executive officer, are not eligible to participate in the offer. Therefore, of the options to purchase a total of 3,239,258 shares of common stock held by our executive officers and directors as a group, only options to purchase a total of 1,050,000 shares of common stock will be eligible to be tendered for exchange. The following table sets forth the beneficial ownership of each of our executive officers and directors of options outstanding under the Stock Plans and pursuant to non-plan option letter agreements, as of June 5, 2001:


                                                           Number of Options       Percentage of Total
                                                              to Purchase               Options
              Name of Beneficial Owners                      Common Stock             Outstanding
-----------------------------------------------------  -----------------------   -----------------------
David P. Anastasi....................................           750,000                  8.2%
Jeffrey B. deCillia..................................           280,000                  3.0%
Randall J. Ottinger..................................           510,000                  5.6%
Anthony Praza........................................            50,000                    *
Joseph Staples.......................................           143,244                  1.6%
David Sohm...........................................           458,130                  5.0%
Thomas A. Ryan.......................................           150,000                  1.6%
James S. Campbell....................................            32,000                    *
Robert F. Gilb.......................................            38,500                    *
John A. Kelley Jr....................................            20,000                    *
Richard J. LaPorte...................................           751,384                  8.2%
Robert L. Lovely.....................................            56,000                    *
All directors and executive officers as
 a group (12 persons)................................         3,239,258                 35.3%

_____________
* Represents less than 1% of our outstanding options


     As of June 5, 2001, options to purchase an aggregate 9,181,748 shares of our common stock were outstanding under the Stock Plans and pursuant to non-plan stock option letter agreements, with exercise prices ranging from $0.40 to $28.13. In addition, warrants to purchase 125,504 shares of our common stock at $3.34 per share issued in connection with an acquisition made in 1997 remain outstanding as of the date of this offer. These warrants expire January 3, 2002.

Infinite Technologies Transaction

     On January 3, 2001, Captaris acquired Infinite Technologies, Inc. At closing, Captaris paid approximately $9.1 million in cash and issued approximately 1.6 million shares of its common stock. Pursuant to the terms of the merger agreement, additional consideration of up to an aggregate value of $6,848,487 will be paid by Captaris to the holder of Infinite's Class A common stock. Brett Warthen, who is currently an employee of Captaris, was the only holder of Infinite's Class A common stock. The additional consideration payments are described in the following two paragraphs.

     Additional guaranteed consideration of $978,355 will be paid by Captaris to the holder of Infinite's Class A common stock after the end of each of the years ending December 31, 2001, 2002 and 2003. This additional guaranteed consideration will be paid 50% in cash and 50% by issuing common stock valued based on the closing price of Captaris' common stock for a period of 20 trading days ending on the applicable payment date. However, no more than 100,000 shares of Captaris' common stock will be issued on each payment date. To the extent the value of 100,000 shares of common stock does not equal 50% of the consideration to be paid on a given payment date, Captaris will make up the difference in value, to the extent possible, by issuing additional shares of common stock on the next subsequent payment date, provided the total number of shares issued on such subsequent payment date does not exceed 100,000 shares.

     In addition to the additional guaranteed consideration, additional performance-based consideration of up to $1,304,474 will be paid by Captaris to the holder of Infinite's Class A common stock after the end of each of the years ending December 31, 2001, 2002 and 2003 based on the achievement of specific business objectives, either by Brett Warthen, the holder of Infinite's Class A common stock, Captaris or both. This additional guaranteed consideration will be paid 50% in cash and 50% by issuing common stock valued based on the closing price of Captaris's common stock for a period of 20 trading days ending on the applicable payment date. However, no more than 133,333 shares of Captaris's common stock will be issued on each payment date.

Recent Transactions

     During the past 60 days, we have granted options to purchase 126,320 shares of our common stock with exercise prices per share ranging from $1.93 to $2.77. Of the options granted during this period, options to purchase 32,000 shares of our common stock with an exercise price of $2.07 were granted to the executive officers and directors listed above. These grants are set forth in further detail below. During the past 60 days, no options have been exercised.

     Between April 9, 2001 and the date of this offer, we have used approximately $446,000 to repurchase approximately 228,000 shares of our common stock on the open market.

     On May 15, 2001, each of Mr. Lovely, Mr. Gilb, Mr. Campbell and Mr. LaPorte received an option to purchase 8,000 shares of common stock at an exercise price of $2.07 per share as an automatic annual grant under the Nonemployee Director's Program under our 1989 Plan.

     Except as otherwise described above, there have been no transactions in options to purchase our common stock or in our common stock that were effected during the 60 days prior to June 12, 2001 by Captaris or, to our knowledge, by any executive officer, director, affiliate or subsidiary of Captaris. In addition, except as otherwise described above, neither we nor, to our knowledge, any of our executive officers or directors is a party to any agreement, arrangement or understanding with respect to any of our securities (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

11. Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer

     Options we acquire pursuant to the offer will be cancelled and the shares of common stock subject to those options will be returned to the pool of shares available for grants of new options under the 1989 Plan and for issuance upon the exercise of such options. To the extent such shares are not fully reserved for issuance upon exercise of the new options to be granted in connection with the offer, the shares will be available for future awards to employees and other eligible plan participants without further shareholder action, except as required by law or the rules of Nasdaq or any other securities quotation system or any stock exchange on which our common stock is then quoted or listed.

     As a result of our decision to extend the offer to our employees, all new options granted in association with this offer will be treated for financial reporting purposes as variable awards. This means that we will be required to record noncash accounting charges or credits for compensation expense reflecting any increases and decreases in the price of our common stock. We will have to continue to reflect decreases and increases in the price of our common stock in our statement of operations with respect to the new options until they are exercised, forfeited or terminated. The new options will have a term of five years, subject to earlier termination in the event of the optionee's termination of employment. Accordingly, the higher the market value of our common stock, the greater the non-cash compensation expense.

     We believe that any eligible options that are not tendered in this offer and accepted for exchange will not be treated for financial reporting purposes as variable awards during the time that this offer to exchange remains open or after this offer expires.

     We recently made annual focal grants to most of our employees. If an employee participates in this exchange, those grants will be treated as variable awards to the extent that the employee's new grant is for fewer shares than the tendered option. For example, if an employee tenders 600 shares and receives 200 shares in return under the terms of this offer, that employee's annual grant, made within the last six months, will be treated as a variable award for up to 400 shares.

12.  Legal Matters; Regulatory Approvals

     We are not aware of any license or other regulatory permit that appears to be material to our business that might be adversely affected by the offer or of any approval or other action by any domestic (federal or state) or foreign governmental, administrative or regulatory authority or agency that is required for the acquisition or ownership of the options as described in the offer. Should any such approval or other action be required, we presently intend to seek such approval or take such action. We are unable to predict whether we may determine that we are required to delay the acceptance of tendered options for exchange pending the outcome of any such matter. We cannot assure you that we would be able to obtain any required approval or take any other required action. Our failure to obtain any required approval or take any required action might result in harm to our business. Our obligation under the offer to accept tendered options for cancellation and issue new options is subject to certain conditions, including the conditions relating to legal matters described in
Section 6.

13.  Material Federal Income Tax Consequences

     The following is a general summary of the material U.S. federal income tax consequences of the exchange of options pursuant to the offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations and administrative and judicial interpretations thereof as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

     General. We believe that option holders who exchange outstanding incentive or nonqualified stock options for new options will not be required to recognize income for federal income tax purposes at the time of the exchange or at the time of the grant of the new options.

     Special Rules for ISOs.

     If you exchange your incentive stock options, your new options will be granted as nonqualified stock options and will not be eligible for the favorable tax treatment applicable to incentive stock options discussed in the following paragraph.

     Upon the exercise of an incentive stock option during employment or within three months after your termination of employment (or within 12 months thereafter in the case of permanent and total disability), for regular tax purposes you will recognize no income at the time of exercise (although you will have income for alternative minimum income tax purposes at that time as if the option were a nonqualified stock option), and we will not be allowed a deduction for federal income tax purposes in connection with the grant or exercise of the option. If the acquired shares are sold or exchanged after the later of (a) one year from the date of exercise of the option and (b) two years from the date of grant of the option, the difference between the amount realized by you on that sale or exchange and the option price will be taxed to you as a long-term capital gain or loss. If the shares are disposed of before such holding period requirements are satisfied, then you generally will recognize taxable ordinary income in the year of disposition in an amount equal to the excess, on the date of exercise of the option, of the fair market value of the shares received over the option price paid (or generally, if less, the excess of the amount realized on the sale of the shares over the option price), and you will have capital gain or loss, short-term or long-term, as the case may be, in an amount equal to the difference between (i) the amount realized by you upon that disposition of the shares and (ii) the option exercise price paid by you increased by the amount of ordinary income, if any, recognized by you.

     While the exchange and cancellation of your incentive stock options will not give rise to any current tax consequences, you should refer to the discussion below regarding "Tax Consequences of the New Options" because your new options will be nonqualified stock options that generally will be subject to different tax treatment than your eligible incentive stock options.

     You will not be subject to current income tax if you do not elect to exchange your eligible incentive stock options for new options.

     If you do not accept the offer, we do not believe that our offer to you will change any of the terms of your eligible incentive stock options. However, even if you decline the offer, the IRS may characterize our offer to you as a "modification" of those incentive stock options. A successful assertion by the IRS that the options have been modified could extend the holding period necessary for the options to qualify for favorable tax treatment and, because there is a limit of $100,000 on the value of shares that become exercisable under your incentive stock options in calendar year 2001, could cause a portion of your incentive stock options to be treated as nonqualified stock options. However, any assertion by the IRS, even if successful, will not affect the exercise price or vesting schedule of your stock options, and will not result in current income tax consequences to you.

     Tax Consequences of the New Options

     Grant and Exercise.  All new options granted in this exchange will be
     ------------------
nonqualified stock options. You will recognize no income upon the grant of these options. Upon the exercise of a nonqualified stock option, you will recognize taxable ordinary income in an amount equal to the excess of the fair market value of the shares acquired over the option exercise price. Upon a later sale of those shares, you will have short-term or long-term capital gain or loss, as the case may be, in an amount equal to the difference between the amount realized on such sale and the tax basis of the shares sold. If payment of the option exercise price is made entirely in cash, the tax basis of the shares will be equal to their fair market value on the exercise date (but not less than the option exercise price), and the shares' holding period will begin on the day after the exercise date.

     If you use already owned shares to exercise a new option in whole or in part, the transaction will not be considered to be a taxable disposition of the already owned shares. Your tax basis and holding period of the already owned shares will be carried over to the equivalent number of shares received upon exercise. The tax basis of the additional shares received upon exercise will be the fair market value of the shares on the exercise date (but not less than the amount of cash, if any, used in payment), and the holding period for such additional shares will begin on the day after the exercise date.

     Unless you are an independent contractor or foreign resident, we are required to withhold, from regular wages or supplemental wage payments, the income taxes payable in connection with the exercise of an option, or otherwise ensure that the amount of tax required to be withheld is available for payment.

     Special Rules for Insiders.  If you are subject to U.S. federal insider
     --------------------------
trading laws or similar transfer restrictions, we recommend that you consult with your tax advisor regarding the effects of those restrictions on the amount and the timing of income to be recognized by you in connection with the exercise of your options.

     Tax Consequences to Us.  In all the foregoing cases, we will be entitled to
     ----------------------
a deduction at the same time and in the same amount as you recognize ordinary income, subject to the limitations under Section 162(m) of the Internal Revenue Code.

     WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.

14.  Extension of Offer; Termination; Amendment

     We reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 6 has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and thereby delay the acceptance for exchange of any options by giving oral or written notice of such extension to the option holders and making a public announcement thereof.

     We also reserve the right, in our sole discretion, prior to the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options tendered for exchange upon the occurrence of any of the conditions specified in Section 6, by giving oral or written notice of such termination or postponement to the option holders and making a public announcement thereof. Our reservation of the right to delay our acceptance and cancellation of options tendered for exchange is limited by Rule 13e-4(f)(5) under the Securities Exchange Act, which requires that we must pay the consideration offered or return the surrendered options promptly after we terminate or withdraw the offer.

     Subject to compliance with applicable law, we also reserve the right, in our sole discretion, and regardless of whether any event set forth in Section 6 has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of options to be exchanged or surrendered in the offer.

     We may amend the offer at any time by publicly announcing the amendment. If we extend the length of time during which the offer is open, the amendment must be issued no later than 9:00 a.m., Pacific Standard Time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement relating to the offer will be sent promptly to option holders in a manner reasonably designed to inform option holders of the change, for example, by issuing a press release.

     If we materially change the terms of the offer or the information about the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. Under these rules, the minimum period an offer must remain open following material changes to terms of the offer or information about the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. We will publish notice if we decide to take any of the following actions:

     . we increase or decrease what we will give you in exchange for your options; or

     . we increase or decrease the number of options to be exchanged in the offer.

If the offer is scheduled to expire within 10 business days from the date we notify you of such an increase or decrease, we will also extend the offer for a period of 10 business days after the date the notice is published.

15.  Fees and Expenses

     We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to the offer.

16.  Additional Information

     We have filed with the SEC a Tender Offer Statement on Schedule TO, of which this offer to exchange is a part, with respect to the offer. This offer to exchange does not contain all the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following material we have filed with the SEC before making a decision on whether to tender your options:

     1. our annual report on Form 10-K for our fiscal year ended December 31, 2000, including the financial statements and other information contained therein;

     2. our quarterly report on Form 10-Q for our fiscal quarter ended March 31, 2001, including the financial statements and other information contained therein; and

     3. the description of our common stock included in our registration statement on Form 8-A, including any amendments or reports filed for the purpose of updating such descriptions.

     The SEC file number for these filings is 0-25186. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC public reference rooms. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the following locations of the SEC:

   Public Reference Room        New York Regional Office           Chicago Regional Office
   450 Fifth Street, N.W.         7 World Trade Center                 Citicorp Center
        Room 1024                     Suite 1300                         Suite 1400
  Washington, D.C.  20549       New York, New York  10048       Chicago, Illinois  60661-2511

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like Captaris, who file electronically with the SEC. The address of that site is http://www.sec.gov.

     We also will provide without charge to each person to whom a copy of this offer to exchange is delivered, upon the written or oral request of any such person, a copy of any or all the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:


                                Captaris, Inc.
                        Attention:  Investor Relations
                             11410 N.E. 122/nd/ Way
                          Kirkland, Washington  98034

or by telephoning us at (425) 820-6000 between the hours of 9:00 a.m. and 5:00 p.m., Seattle, Washington local time.

17.  Forward-Looking Statements; Miscellaneous

     This offer to exchange and our SEC reports referred to above include forward-looking statements. Forward-looking statements made in connection with this offer do not fall within the safe harbor in the Private Securities Litigation Reform Act of 1995. Factors that could affect Captaris's actual results include, among others, the potential failure to maintain and expand Captaris's network of dealers and resellers or to establish and maintain strategic relationships, inability to integrate recent and future acquisitions, inability to develop new products or product enhancements on a timely basis, inability to protect our proprietary rights or to operate without infringing the patents and proprietary rights of others, and quarterly and seasonal fluctuations in operating results. More information about factors that potentially could affect Captaris' financial results is included in Captaris's Form 10-Q for the quarter ended March 31, 2001 filed with the Securities and Exchange Commission.

     We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where this making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will tenders be accepted from or on behalf of, the option holders residing in such jurisdiction.

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR ELIGIBLE OPTIONS PURSUANT TO THIS OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS OFFER TO EXCHANGE AND THE RELATED ELECTION FORM OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON OUR BEHALF NOT CONTAINED IN THIS OFFER TO EXCHANGE OR IN THE ELECTION FORM, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY US.

                                   EXHIBIT A

              INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                          OFFICERS OF CAPTARIS, INC.

     The directors and executive officers of Captaris, Inc. and their positions and offices as of June 12, 2001 are set forth in the following table:

     NAME                                               POSITION AND OFFICES HELD
     David P. Anastasi.....................       President, Chief Executive Officer and Director
     Jeffrey B. deCillia...................       Executive Vice President, Chief Financial Officer and Secretary
     Randall J. Ottinger...................       Executive Vice President of Strategic Business Development
     Anthony Praza.........................       Chief Information Officer
     Thomas A. Ryan........................       Chief Technology Officer
     Joseph Staples........................       Executive Vice President of Corporate Marketing and Emerging Technologies
     David Sohm............................       Senior Vice President of International Field Operations

     James S. Campbell.....................       Director
     Robert F. Gilb........................       Director
     John A. Kelley Jr.....................       Director
     Richard J. LaPorte....................       Director
     Robert L. Lovely......................       Director

                                   EXHIBIT B

                   FORM OF LETTER GRANTING NEW STOCK OPTIONS

                                [LOGO] Captaris
                                         Business within your reach

July __, 2001

Name __________

Dear __________:

          Pursuant to the terms and conditions of the company's [1989 Restated Stock Option Plan] [2000 Non-Officer Employee Stock Compensation Plan] (the "Plan"), you have been granted a Non-Qualified Stock Option to purchase ____ shares (the "Option") of stock as outlined below. A copy of the plan and plan summary are available on the company's intranet site under, Corp/HR/Benefits. The Plan is incorporated by reference into this agreement, which means that this agreement is limited by and subject to the express terms and provisions of the Plan.

     Granted To:   Name ___________

                   SSN ____________

     Grant Date:  July __, 2001              Expiration Date:  July __, 2006

     Options Granted:  ________

     Option Price per Share:  $______      Total Cost to Exercise:  $______


     Vesting Schedule:  3 Year Vesting

     Your option vests over a three year period. The first 25% will vest after 6 months of the date of grant and an additional 2.5% will vest each month thereafter.

                    __ on 1/__/2002
                    __ on 2/__/2002
                    __ on 3/__/2002
                    __ on 4/__/2002
                    __ on 5/__/2002
                    __ on 6/__/2002
                    __ on 7/__/2002
                    __ on 8/__/2002
                    * There are additional future vesting dates after this date.

          Attached to this option grant letter is a copy of your Optionee Statement which provides details of each of your stock option grants during your employment with Captaris.

          If you have any questions about this stock option grant, or if there are any discrepancies in the name or social security number shown above, please contact the Corporate HR department or Susie Shea at x3310.

     David P. Anastasi
     Chief Executive Officer
     Captaris.  Business within your reach.

                                [LOGO] Captaris
                                         Business within your reach





                                 June 12, 2001


           OFFER TO EXCHANGE OPTIONS UNDER THE CAPTARIS STOCK PLANS

     Questions and requests for assistance or for additional copies of this offer to exchange, the election form or any other tender offer materials referred to in the offer may be directed to either Jeffrey B. deCillia, Executive Vice President, Chief Financial Officer and Secretary, or Shan Koenig, Vice President of Human Resources, at the address and telephone number listed below.


                                Captaris, Inc.
                            11410 N.E. 122/nd/ Way
                          Kirkland, Washington  98034
                         (telephone:  (425) 820-6000)
                         (facsimile:  (425) 814-4802)